Filed by Brio Software, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Brio Software, Inc.

Commission File No.: 000-23997

On July 23, 2003, Brio Software, Inc. distributed an e-mail to its employees with respect to the announcement that Brio has signed a definitive agreement with Hyperion Solutions Corporation for Hyperion to acquire Brio. Attached to the e-mail were copies of the joint press release issued by Hyperion and Brio on July 23, 2003 and a FAQ sheet regarding the proposed transaction. The text of the email and related attachments follow:

Greetings,

Today we announced that Brio’s Board of Directors has accepted an offer from Hyperion to acquire Brio Software in a stock and cash transaction. We also announced today the results of our first fiscal quarter of FY’04. Details about the Hyperion announcement are included in the attached press release.

As you all know, the business intelligence industry has been one of intense competition and change during the past 4–5 years. The number of competitors has grown as major enterprise application software companies, database vendors, and start-ups have targeted this sector to compete with the traditional and horizontal BI players (like Brio). Many of these new competitors are much larger and better capitalized than Brio and they possess resources that enable them to advance their market position more broadly and aggressively. Also during this time, a new and related software category has emerged: business performance management. In short, business performance management provides managers with applications that support a process for managing their business to optimize performance against goals. The result is a unified approach including process, rules, and workflow for collaboration among all managers, at all levels, across the enterprise. These attributes – management process, a unified approach, and collaboration support – are essential to proactively managing and improving financial and operational performance, and most important, to anticipating and forecasting results.

Over two years ago, we at Brio recognized that the ultimate promise of our products was to help organizations improve business performance and we began to describe our offerings in those terms. Also at that time, we acknowledged that enabling tight integration of Brio’s tools with this unified approach (process, rules, workflow) was necessary to genuinely deliver on our customer promise of delivering breakthrough performance.

Why Hyperion?

Brio believes that combining with Hyperion would represent the best possible plan because of many factors, including: substantial product and technology complement (very little redundancy), common customer bases and marketing methods, compatible corporate cultures, similar company infrastructures, and even geographic proximity. These factors, plus many more, have factored specifically into the months of discussions between the two companies. Our collective management teams are confident that this combination is the best strategic path forward for both Brio and Hyperion.

Why Brio?

From the Hyperion perspective, the combination allows the resulting company to extend Business Performance Management well beyond Finance (their traditional line-of-business stronghold), by delivering analytics and information access to every functional area of the enterprise (and beyond) and to every class of user, from power user to front line employee. Additionally, Brio’s strength with technical and IT audiences complements Hyperion’s traditional position in Finance. The resulting company’s product advantages are substantial: no single competitor to this new company supports its own packaged and tailored applications with its own analytic platform products. None extend analytic and information access to every functional area of the enterprise. And, none offer the breadth and depth of analytic capabilities delivered by this combination of Hyperion and Brio. Together, this new company can claim and advance a leadership position that many Brio employees might recall from the early years.

Why is this Combination so Powerful?

During its 14 year history, Brio has created one of the industry’s largest and most loyal customer bases, a steady stream of award-winning products, and a fun yet disciplined work environment for its dedicated employees. However, the intense competitive environment coupled with the need for greater resources to more effectively compete in a broader software sector requires a different strategy than Brio has chosen in the past. By combining with another, highly complementary software company, Brio can ensure on-going, improved value for its stockholders, customers, partners, and employees.

First, combining with Hyperion gives Brio’s stockholders the best opportunity for improved value (share price appreciation) because it brings together highly complementary product lines, go-to-market approaches, and company infrastructures. The benefits should be seen in additional software license and service sales as well as the possibility for cost reductions. The combined company’s resources, assets and undisputable BPM market leadership position should dispel any customer or analyst concerns about the business viability of Brio, vastly improving the customer consideration rate for Brio products. The result is a combined company much more capable of competing broadly in the business performance management and business intelligence sectors.

Second, Brio customers win because Hyperion’s intention is to use Brio’s full product line (all the capabilities of the Brio Performance Suite and Brio Metrics Builder) to complete its product architecture and offering. Therefore, Brio’s customers are ensured continued enhancement and support of the Brio product which they originally purchased. Additionally, because Hyperion intends to both maintain Brio’s well-known open access (all data sources) and to continue improving the complete product set, a customer’s software investment is protected and extended. Ultimately, customers will win because they can take advantage of Hyperion’s “start anywhere” approach to business performance management (deploy within any department, and at any stage of the management cycle), taking their initial BI investment into advanced financial and operational performance management. Hyperion becomes the only software company that can provide proven query, reporting and analysis capabilities in combination with the analytic platform vital to deploying both packaged and tailored Business Performance Management applications. The combination supports the needs of the CEO, CFO, CIO, and line of business management, leveraging a single strategic Business Performance Management investment.

Third, Brio partners will benefit both from the greater resources and increased competitiveness of the combined company along with the comprehensive product set that it will offer. Potentially, partners can strengthen their offerings to take advantage of the expanded opportunity that the combination represents. For example, solution partners can use (once available) the integrated Hyperion-Brio platform to create sophisticated packaged applications and to construct tailored applications for business performance management. As a result, Hyperion and its customers will benefit from these new and more capable partners.

How Is This Likely To Affect Employees?

Lastly, many Brio employees will benefit from the strength of the combined company as well. By joining forces, Brio and Hyperion will set the pace in the business performance management and business intelligence sectors. The combined company’s assets and resources extend beyond the biggest traditional BI competitors and are sufficient to enable many new opportunities for industry leadership and growth. Along with this clear company leadership should come new possibilities for individual job growth and advancement. Because of the highly complementary nature of Brio and Hyperion products and operations, this acquisition represents the best potential for the largest number of Brio personnel to be part of the newly combined company.

In fact, one of the most important considerations in this acquisition was the amount of talent in the combined company. Both companies possess outstanding teams of employees from which the new company will draw strength. As you would expect, though, the combination will create some duplication of functions. Our goal is to gain efficiencies and reduce redundancies in order to best position the new company for great success. While the total number of people affected between the two companies will be small – we estimate about 5% – we also appreciate that this will cause some concern. Please understand our approach will be based on selecting the very best person for the job, regardless of which company that person is currently employed with.

So, What Are the Next Steps?

As tacit evidence of the two company’s swift intentions, Hyperion and Brio have entered into an OEM agreement whereby Hyperion will re-sell the complete set of Brio tools. This OEM relationship will enable the two companies to make swift market progress even while the acquisition details are being finalized and closed. Furthermore, Hyperion’s relationship with Crystal Decisions will be immediately transitioned to Brio, eliminating any market confusion over which tools are the most strategic within the Hyperion architecture.

We will use the upcoming days and weeks to get to know each other better, educate each other more fully on our businesses and build a detailed plan for full integration of the two companies following the completion of the merger. Along the way, we commit to over-communicate, to answer as many of your questions as we possibly can, and to let you know the timelines for all of the upcoming events and milestones.

Please join us for an All-Hands Meeting that will take place at 4:00 pm Pacific time to discuss the acquisition and the opportunities it creates. Brio employee attendance at the All-Hands Meeting is required, in person or via conference call, with the only exception being for those with previously scheduled customer meetings.

In conclusion, it is clear that Hyperion is a complementary acquisition partner. We believe this strong complement is what fuels the benefits for all parties. During this next stage of our relationship, as the transaction closes and the integration of the two companies takes place, all Brio stakeholders deserve the energetic support of dedicated Brio employees to manage and ensure a swift, successful combination of the two companies. At every step, creating benefit for our stockholders, customers and partners should act as our guiding force.

Thanks,

Craig and the Executive Committee

Attachment 1

[The Joint Press Release issued by Hyperion and Brio on July 23, 2003 was previously filed with the SEC on July 23, 2003 pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.]

Attachment 2

Brio Employee FAQs

BUSINESS RATIONALE:

Q.	Why is Hyperion acquiring Brio?
A.	The acquisition of Brio is good for customers, good for Hyperion and good for Brio. Brio has terrific technology and great products that have consistently improved over the past seven years we’ve worked together as partners. They share our approach putting our customers first, quick implementation and fast payback.

Strategically, it is clear that Query & Reporting remains an entry point for many companies exploring business performance management solutions; the combination reinforces Hyperion’s “start anywhere” approach.

Brio also makes great sense at a tactical level. Customers will be able to go far beyond the analysis and reporting of their transactional activities to manage the key operational and financial indicators that drive their business. Brio’s products span power users to front line employees in and beyond the enterprise, and Brio offers access to the IT organization – a perfect complement to Hyperion’s traditional strength in finance.

Additionally, Hyperion will be able to put the appropriate level of resources behind the Brio products to support them in the marketplace, something that has been difficult for Brio to do for the past several years in this business environment.

Q.	When do all these changes to do with this acquisition take effect?
A.	For the most part, the two companies must operate as separate entities until the actual acquisition is completed. This is currently estimated to be the middle of October, but is subject to SEC review.

Q.	What are we doing between now and when we expect this deal to close?
A.	First and foremost, both companies will be focused on accomplishing their current business goals. During this time, both companies will be running as independent companies. That being said, we will be focusing very heavily on planning for the upcoming integration of Brio and Hyperion.

Q.	What is the timeframe and expectations between now and close?
A.	Acquisition is subject to customary closing conditions, including Brio shareholder and regulatory approvals and is expected to be completed in the December quarter of calendar year 2003

Hyperion has executed an OEM agreement which provides them with the immediate ability to re-sell Brio’s complete product line today.

Effective immediately Hyperion will stop selling Crystal

Hyperion will support Crystal customers

Hyperion will offer a migration to Crystal customers to Brio

Hyperion to deploy Brio internally (run our business).

Companies remain independent public companies and will partner closely as a result of the OEM agreement. We expect to execute against our current plans aggressively.

ORGANIZATIONAL QUESTIONS:

Q.	What happens to employees? Will Brio employees lose their job as a result of this acquisition? How about Hyperion employees?
A.	As expected, there is some duplication of employee functions between the two companies. We will assess the skills and capabilities of both teams to ensure the most talented and productive employees contribute to the combined company going forward, regardless of which company they currently work for. That said, one of the most attractive things about the acquisition is the infusion of new talent that will result, and the new opportunities the combined companies will create. Our commitment is to communicate information about this topic as soon as we possible can.

Q.	How many people will be let go as a result of the acquisition?
A.	We will need to make the difficult business decisions associated with combining two companies. There is some duplication of employee functions between the two companies. We will assess the skills and capabilities of both teams to ensure the most talented and productive employees contribute to the combined company going forward, regardless of which company they currently work for. At this juncture we anticipate approximately 5% of the total population will be affected.

Q.	How will the people who are being let go be selected?
A.	As stated above, there will be an assessment process to determine who is the best person for the job. This process will be run in both Brio and Hyperion. This process will begin immediately and be concluded by the close of the deal (targeted for mid-October.) We will publish a schedule so you know exactly where we are at any given time.

Q.	What will happen to the management teams?
A.	We’ll be assessing the skills and capabilities of the teams; our goal is to ensure the most talented and productive employees contribute to the combined company going forward, regardless of their original company.

PRODUCT QUESTIONS:

Q.	Which products will remain? Which will be discarded? What are the integration plans? What are the major milestones for integration?
A.	Product decisions, plans for integration and go to market strategies are all being carefully considered and will be addressed during the Integration Planning process (between now and the close of the deal). As soon as firm decisions are made and ready to be announced, we are committed to informing you of those decisions.

Q.	What are we communicating to our customers, partners, and when?

A.	We’ve begun alerting our customers and partners today (Wednesday, July 23) and will continue to keep them apprised of our progress, product integration and go to market plans.

Q.	Will Hyperion maintain the Brio brand?
A.	Both brands have value in the market place and we will carefully evaluate the awareness level ad perceptions and have a decision ready by the time the transaction closes in late October.

FACILITIES:

Q.	How will Hyperion reconcile the facilities overlaps?
A.	They are operating under the assumption that they will combine all facilities wherever it makes sense from 1) an employee perspective, 2) a financial perspective and 3) a market perspective. We look forward to a unified headquarters shortly after the close of the deal.

Q.	Where will Company Headquarters be located?
A.	While we know we will co-locate, there are many details to work out with the respective landlords, most of which cannot be finalized until the acquisition is closed.

COMPENSATION AND BENEFITS:

Q.	How will benefits be reconciled between the two companies?
A.	For the most part, Brio employees will be brought under Hyperion’s benefits plans. This will include (for US employees):

401(k) match of USD$2,000 for those eligible for 401(k)

Unification of health and welfare plans

Q.	When do all these changes take effect?
A.	For the most part, the two companies must operate as separate entities until the actual acquisition is completed. This is currently estimated for the middle of October, but is subject to SEC review.

Q.	How will salaries be affected for both companies?
A.	Actually, the case salaries for the two companies are not very far apart. Hyperion employees are currently eligible for a bonus plan that has consistently paid out for the last two years. The intention is to bring eligible Brio employees over to the Hyperion Bonus Pan upon date of the close. Employees will be eligible for a prorated bonus for the current bonus period, as well as merit increases commensurate with the Hyperion salary review targets. More information on that plan will be posted soon.

Q.	What happens to my Brio stock options?
A.	Upon close of the deal, those stock options will be converted into Hyperion shares at an agreed upon rate of conversion. Your original Brio vesting schedule will remain the same. Additionally, the intention is to true up your Brio unvested shares to Hyperion’s new hire stock grant ranges. This may result in an additional stock grant upon close.

Q.	Where can I get all my future questions answered?
A.	You can send your questions via Your Voice located on our internal Portal, or you can send your questions to the following email address: “yourquestions@brio.com”.